July 16, 2024

Jonathan Myers
Chief Executive Officer
Qomolangma Acquisition Corp.
1178 Broadway, 3rd Floor
New York, NY 10001

       Re: Qomolangma Acquisition Corp.
           Preliminary Proxy Statement on Schedule 14A
           Filed July 9, 2024
           File No. 001-41518
Dear Jonathan Myers:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed July 9, 2024
Risk Factors, page 2

1. We note that you are seeking to extend your termination date to February 4, 2026, a date which is 40 months from your initial public offering. We also note that you are listed on
       The Nasdaq Capital Market and that Nasdaq IM-5101-2 requires that a special purpose acquisition company complete one or more business combinations within 36 months of the effectiveness of its IPO registration statement. Please revise to explain that the proposal to extend your termination deadline to February 4, 2026 does not comply with this rule, or advise, and to disclose the risks of your non-compliance with this rule, including that your securities may be subject to suspension and delisting from The Nasdaq
       Capital Market. Further, we note disclosure in your Current Report on Form 8-K filed
       July 11, 2024 that you received a delinquency notification letter regarding your non-
       compliance with the Nasdaq listing rules resulting from your failure to timely file your
       Form 10-Q for the period ended March 31, 2024, which we note still has not been filed. In
 July 16, 2024
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       this regard, please also include risk factor disclosure regarding all current facts and circumstances that could impact the nature and timing of the company's delisting from
       The Nasdaq Capital Market.
2. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on
       Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Pearlyne Paulemon at 202-551-8714 or Isabel Rivera at 202-551-3518
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Christopher S. Auguste